UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 1, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

29 July 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 29 July 2014, it purchased from J.P. Morgan Securities plc, 40,000 ordinary shares at an average price of 552.9829 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,993,789 ordinary shares in treasury, and has 165,282,466 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

30 July 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 30 July 2014, it purchased from J.P. Morgan Securities plc, 40,400 ordinary shares at an average price of 541.3499 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,246,473 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

31 July 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 31 July 2014, it purchased from J.P. Morgan Securities plc, 41,300 ordinary shares at an average price of 528.1968 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 165,206,655 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

31 July 2014

CSR plc

(the “Company”)

Announcement of Entering into a Trading Plan by

Directors and Persons Discharging Managerial Responsibility

On 31 July 2014, the Company received notifications that each of the individual executive directors and Persons Discharging Managerial Responsibility listed below has entered into a Trading Plan with Equniti Financial Services Limited (‘the Agent’).

Under the terms of the Trading Plans, each of the directors and PDMRs has agreed that, upon the vesting of shares in accordance with the terms of grants made to them under share plans operated by the Company, which give rise to an immediate tax liability, the Agent will sell sufficient shares in order to settle exercise costs and any tax owed in connection with that vesting.

Directors

Mr Joep van Beurden

Mr Will Gardiner

Mr Chris Ladas

PDMRs

Mr Adam Dolinko

Dr Steve Gray

Mr Anthony Murray

ENDS